August 22, 2019

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

Office of Healthcare & Insurance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attn: Donald Field

Re:	Frequency Therapeutics, Inc.
Draft Registration Statement on Form S-1
Submitted July 19, 2019
CIK 0001703647

Dear Mr. Field:

On behalf of Frequency Therapeutics, Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated August 13, 2019 with respect to the Company’s Confidential Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). This letter is being submitted together with Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which has been revised to address various of the Staff’s comments. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. For the Staff’s convenience, we are also sending, by courier, copies of this letter and marked copies of Amendment No. 1 that reflect changes made to the Draft Registration Statement.

August 22, 2019

Implications of being an emerging growth company, page 5

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that it will provide copies of the written communications, as defined in Rule 405 under the Securities Act, that it has used and will use in meetings with potential investors in reliance on Section 5(d) of the Securities Act on a supplemental basis. Such materials have been and will only be made available for viewing by such investors during the Company’s presentation. Pursuant to Rule 418 under the Securities Act, such copies shall not be deemed to be filed with, or a part of or included in, the Draft Registration Statement, as amended from time to time. Additionally, pursuant to Rule 418(b) under the Securities Act, the Company will request that the Staff return copies of such materials to the Company. Other than these materials, the Company has not provided and will not provide, and has not and will not authorize any person to provide, any written materials in reliance on Section 5(d) of the Securities Act. The Company will undertake to provide the Staff with copies of any additional written communications that are presented to potential investors by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not such potential investors retain copies of the communications.

Use of proceeds, page 65

2.

We note that the net proceeds will be used to fund the clinical development of FX-322 to include your planned Phase 2a clinical trial. Please revise your disclosure to specify how far in the clinical development you expect to reach with the net proceeds.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 65 in response to the Staff’s comment. The Company respectfully advises the Staff that it will further update this disclosure in a pre-effective amendment to the Draft Registration Statement prior to commencing a roadshow to disclose the actual estimated amounts that correspond to each intended use and how far in the clinical development of each of its product candidates the Company expects to reach with the proceeds of the offering.

Management’s discussion and analysis of financial condition and results of operations

Critical accounting policies and use of estimates

Determination of fair value common stock, page 88

3.

Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock and the estimated offering price. This information will help facilitate our review of your

August 22, 2019

accounting for equity issuance including stock compensation and beneficial conversion features.

Response: The Company respectfully acknowledges the Staff’s comment and will provide the Staff with the analysis requested once the Company has an estimated offering price or range.

Impact and prevalence of hearing loss, page 96

4.

We note that the prospectus includes information from a commissioned study. Please identify the party who prepared the study and revise the exhibit index to indicate that you will file a consent from such party pursuant to Rule 436 of the Securities Act.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on page 100. The Company also advises the Staff and respectfully submits that Health Advances LLC (“Health Advances”), the independent third party who prepared the study, is not an “expert” within the meaning of Rule 436 of the Securities Act and, accordingly, the Company does not believe a consent is required to be filed as an exhibit to the Draft Registration Statement. Rule 436 of the Securities Act requires that a consent be filed if any portion of a report or opinion of an “expert” is quoted or summarized as such in a registration statement. Section 7 of the Securities Act provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.”

The Company respectfully advises the Staff that Health Advances is a strategy consulting firm in the healthcare industry. The study referenced in the Draft Registration Statement was prepared by Health Advances primarily by collecting and aggregating statistical data, and the related information contained in the Draft Registration Statement reflects the aggregated data. The Company respectfully submits that such data does not reflect the opinion or judgment of an “expert,” and that Health Advances is not amongst the enumerated professions under Section 7 of the Securities Act, nor are they within a “profession [that] gives authority to a statement made by [such providers].”

As such, the Company believes that Health Advances is not among the class of persons subject to Section 7 and Rule 436 of the Securities Act as “experts” unless the Company expressly identifies it as an expert or the statements are purported to be made on the authority of Health Advances as an “expert.” The Company respectfully advises the Staff that it has neither expressly identified Health Advances as an “expert” in the Draft Registration Statement nor purported to make statements in the Draft Registration Statement on the authority of Health Advances as an “expert.” Accordingly, the Company believes that Health Advances should not be considered an “expert” within the meaning of U.S. federal securities laws.

August 22, 2019

In addition, the Company notes that the consent requirements of Rule 436 of the Securities Act are generally directed at circumstances in which an issuer has engaged a third-party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with or incorporated into a registration statement. In this instance, the Company respectfully advises the Staff that the data was prepared by Health Advances for the Company for business development and research purposes, not as a report for purposes of the Draft Registration Statement. The commissioned report was not intended to be used in or incorporated into the Draft Registration Statement, but rather to make an assessment of the hearing loss market. The Company uses this data primarily as part of its business development and strategic planning process. As such, the data provided by Health Advances was not prepared specifically in connection with or for the purpose of inclusion in the Draft Registration Statement or to otherwise satisfy any specific disclosure requirement.

As a result of the foregoing, the Company respectfully submits that Health Advances does not need to provide a consent to be filed as an exhibit to the Draft Registration Statement.

Astellas Pharma, Inc., page 111

5.

We note your disclosure that you may be entitled to double-digit royalties on any future product sales in the licensed territory. Please revise your description of royalty rates to provide a range that does not exceed ten percent.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on pages 76, 114, and F-50.

Massachusetts Institute of Technology, page 111

6.	We note your disclosure that you are required to pay certain annual license maintenance fees. Please revise to disclose the general range of the annual license maintenance fees.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on pages 77 and 115.

7.

We note your disclosure that you are subject to certain development timeline obligations. Please revise to disclose these development timeline obligations or, alternatively, advise why such obligations are not material to the company. Please also revise the Massachusetts Eye and Ear Infirmary and The Scripps Research Institute (California Institute for Biomedical Research) section on page 112 accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on pages 77, 78, 115, 116, F-24, and F-25.

August 22, 2019

Massachusetts Eye and Ear Infirmary, page 112

8.

We note your disclosure that you are required to pay certain annual license maintenance fees and minimum annual royalty payment after first commercial sale. Please revise to disclose the general range of these fees and payments.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on pages 77 and 116.

The Scripps Research Institute, page 113

9.	We note your disclosure that you are required to make certain funding payments to support Scripp’s research activities. Please revise to disclose the general range of the funding payments.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on pages 78 and 117.

General

10.

Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of these materials.

Response: The Company respectfully advises the Staff that it does not intend to include any additional pictures or graphics in the prospectus other than the graphics that are presently included in Amendment No. 1. If following the date of this letter the Company determines to include additional pictures or graphics in the prospectus it will provide proofs to the Staff prior to its use.

Please do not hesitate to contact me at 212-906-2916 or Jennifer Yoon at 617-880-4540 with any questions or further comments you may have regarding this filing or if you wish to discuss the Company’s responses above.

Sincerely,

/s/ Nathan Ajiashvili

Nathan Ajiashvili

of LATHAM & WATKINS LLP

cc:	David L. Lucchino, Frequency Therapeutics, Inc.

Michael D. Bookman, Latham & Watkins LLP

Jennifer A. Yoon, Latham & Watkins LLP

Arthur D. Robinson, Simpson Thacher & Bartlett LLP